Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

(“Sapiens” or the “Company”)

Azrieli Center,

26 Harokmim Street

Holon, 5885800, Israel

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

(the “Meeting”)

Time and Date of Meeting	5:00 pm., Israel time, on Wednesday, November 20, 2019

Place of Meeting	Azrieli Center
26 Harokmim Street
Holon, 5885800, Israel

Items of Business	(1)	Re-election of each of the following nominees to the Company’s Board of Directors (the “Board of Directors”) to serve as a director of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel and Naamit Salomon.

	(2)	Approval of the Company’s Consolidated Balance Sheets as of December 31, 2018 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

	(3)

Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2019 and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee thereof to do so.

In addition to the foregoing formal proposals that require a vote, at the Meeting, the Board of Directors will present its annual report on the management of the business of the Company for the year ended December 31, 2018.

Purpose of Agenda Items	The purpose behind Proposals 1 through 3 is to approve various matters that are required to be approved annually—at our annual general meeting of shareholders—under Cayman Islands law.

Board Recommendation	Our Board of Directors recommends a vote FOR each of the proposals .

Record Date	You are entitled to notice of, and to vote at, the Meeting if you held a common share as of the close of business on Thursday, October 17, 2019.

Additional Proxy Materials	The proposals and details with respect to the Meeting are described more fully in the attached proxy statement, which we are sending (together with this notice and a proxy card or voting instruction form) to our shareholders and which we urge you to read in its entirety. Copies of this notice, the attached proxy statement and the related proxy card are also being furnished to the U.S. Securities and Exchange Commission (the “SEC”), in a Report of Foreign Private Issuer on Form 6-K, which you may obtain for free from the SEC’s website at www.sec.gov or at our Company’s website, http://www.sapiens.com/annual-meeting/proxy.

Quorum Requirement	No action may be taken at the Meeting unless a quorum, consisting of the holders of at least one-half of the Company’s outstanding common shares, are present in person or by proxy. If a quorum is not present at the Meeting, a second general meeting of shareholders will be called in the same manner as the original Meeting, to be held within two months of the Meeting, at which resolutions may be adopted with respect to any matter stated in the notice of the original Meeting and also in the notice of such second meeting despite the absence of a quorum.

Required Vote	Approval of each of the proposals at the Meeting requires the affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for those proposals, but the common shares represented thereby are considered present for purposes of the quorum requirement.

Means of Voting

The vote of all of the Company’s shareholders is important regardless of whether or not any particular shareholder attends the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own. You may vote shares that you own directly in person by attending the Meeting. You may also vote shares that you own directly by proxy by signing and returning the form of proxy in the enclosed envelope. You may revoke your proxy at any time before it is voted, and if you wish, you may attend the Meeting and vote in person even if you have previously signed a proxy. If your shares are held in street name on NASDAQ (i.e., shares that are held through a bank, broker or other nominee), you may instruct the nominee as to how you want your shares voted, including via the internet (at www.proxyvote.com), if so indicated on your voting instruction form. Specific instructions as to how to vote are set forth on the enclosed voting instruction form provided by your bank, broker, or nominee.

If your shares are held on the Tel Aviv Stock Exchange (the “TASE”), you may vote your shares in one of two ways: (a) By mail, e-mail or fax: sign and date a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, on or about October 10, 2019 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via (i) mail, as described in the instructions available on MAGNA, (ii) e-mail to iris.c@sapiens.com, or (iii) fax to +972-3-790-2942; or (b) In person: attend the Meeting, where ballots will be provided (in which case you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date).

By Order of the Board of Directors,

Roni Al Dor
Director, President and Chief Executive Officer

October 10, 2019

This Notice of Annual General Meeting of Shareholders was

first published by the Company on October 10, 2019.

SAPIENS INTERNATIONAL CORPORATION N.V.

Azrieli Center

26 Harokmim Street

Holon, 5885800, Israel

PROXY STATEMENT FOR 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on November 20, 2019

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING AND THE PROPOSALS

Q. Why am I receiving these materials?

A. We have sent you this proxy statement and the enclosed form of proxy or voting instruction form because the board of directors (the “Board of Directors” or “Board”) of Sapiens International Corporation N.V. (also referred to as “Sapiens”, “we”, “us”, the “Company” or “our Company”) is soliciting your proxy to vote your shares at the 2019 Annual General Meeting of Shareholders (the “Meeting”) to be held at 5 pm, Israel local time, on Wednesday, November 20, 2019 at our principal executive offices, which are located at Azrieli Center, 26 Harokmim Street, Holon, 5885800, Israel. You are receiving these proxy materials because you owned common shares, par value one eurocent (€0.01) per share, of our Company (“common shares”), on Thursday, October 17, 2019, which is the record date for the Meeting, and such ownership entitles you to notice of, and to vote at, the Meeting.

This proxy statement describes the matters on which we would like you to vote at the Meeting and provides information on those matters so that you can make an informed decision.

Q. What items of business will be voted on at the Meeting?

A. The following three proposals will be voted upon at the Meeting:

(1)	Re-election of each of the following nominees to the Board of Directors to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Guy Bernstein, Roni Al Dor, Eyal Ben-Chelouche, Yacov Elinav, Uzi Netanel and Naamit Salomon.

(2)	Approval of the Company’s Consolidated Balance Sheets as of December 31, 2018 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

(3)	Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2019, and authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee of the Board to do so.

In addition to the foregoing three formal proposals to be voted upon, at the Meeting, the Board of Directors will present its annual report on the management of the business of our Company for the year ended December 31, 2018.

Q. How does the Board recommend that I vote?

A. Our Board recommends that you vote FOR each of the proposals described above.

Q. What is the quorum required in order to conduct business at the Meeting?

A. Under our Articles of Association (which were annexed as Appendix A to the proxy statement for our 2017 annual general meeting of shareholders, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the U.S. Securities and Exchange Commission (the “SEC”) on October 26, 2017, a quorum is constituted when there are present, in person or by proxy, holders of at least one-half of the outstanding common shares having voting rights in our Company. Common shares that abstain from voting on any and all proposals or that represent “broker non-votes” (as described below under the answer to the question “How can I vote my common shares without attending the Meeting”) are considered present for purposes of the quorum requirements. Our Articles of Association provide that if a quorum is not present at a shareholder meeting that has been properly called, a second general meeting of shareholders will be called in the same manner as the original meeting, to be held within two months of the meeting date. At that second meeting, action can be taken with respect to the proposals that are on the agenda for the first meeting despite the absence of a quorum at the second meeting.

Q. What are the voting requirements to approve the proposals to be presented at the Meeting?

A. The affirmative vote of shareholders present in person or represented by proxy and holding common shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of Proposals 1 through 3 is required for the approval of those proposals. Abstentions and broker non-votes are not considered “actually cast” and are therefore not taken into consideration in determining whether a majority has been achieved for any of the proposals (although they are considered present for purposes of the quorum requirements for the Meeting).

Q. What shares can I vote?

A. Our only class of stock outstanding is our common shares, par value one eurocent (€0.01) per share. Each common share outstanding as of the close of business on the record date, October 17, 2019, is entitled to one vote on all items of business at the Meeting. You may vote all common shares you owned at that time, which may be (a) shares held directly in your name as the shareholder of record, and (b) shares held for you as beneficial owner through a broker, trustee or other nominee, such as a bank (including on the Tel Aviv Stock Exchange (the “TASE”)). On October 3, 2019 (the most recent practicable date prior to the record date), there were 50,051,628 common shares outstanding (which excludes 2,328,296 treasury shares). The closing price of the common shares on that date, as quoted on the NASDAQ Capital Market and the TASE, was US$19.18 and NIS 67.54 (US$19.34, based on the representative exchange rate published by the Bank of Israel on that date), respectively.

Q. How can I vote my common shares without attending the Meeting?

A. Common shares may be held and, consequently, voted in one of a few different ways without attending the Meeting:

Record Shareholders: If you are a shareholder of record, that is, your common shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. If you provide specific instructions (i.e., mark boxes) on the enclosed proxy card that has been provided to you and sign and return the proxy card, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will generally be voted in accordance with the recommendations of our Board (FOR each of the proposals). The proxy holders will vote in their discretion on any other matters that properly come before the Meeting. If you are a shareholder of record and do not return your proxy card, your shares will not be voted (unless you attend the Meeting and vote in person).

If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://www.sapiens.com/annual-meeting/proxy and may complete and sign that proxy card (indicating the name of the record shareholder holding your common shares) and return it to the Company’s Corporate Secretary via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. The Company reserves the right to require further identifying information from you if you submit your proxy card in that manner. Any vote by a record shareholder that is received by our transfer agent by 11:59 a.m., Eastern time, on November 19, 2019 will be counted towards the tally of votes at the Meeting.

Shares Held in Street Name (on NASDAQ): If your common shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. The deadline for submission of voting instructions to your broker, trustee or nominee should be indicated on your voting instruction form or in the other proxy materials sent to you.

If you do not submit voting instructions, your broker may be permitted to vote your shares in its discretion on some of the proposals, but not those of a non-routine nature. Because the broker is prohibited from exercising discretionary authority for a beneficial owner who has not provided voting instructions for any non-routine proposal (commonly referred to as a “broker non-vote”), that beneficial owner’s shares will be included in determining the presence of a quorum at the Meeting. but are not considered “present” for the purposes of voting on, and do not impact the outcome of the voting on, the relevant proposal(s).

Shares Held on the TASE: If you own common shares that are traded through the TASE, you may vote your shares without attending the Meeting by signing and dating a proxy card in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, which we refer to as MAGNA, on or about October 10, 2019 and attach to it a proof of ownership certificate from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to us via mail, as described in the instructions available on MAGNA, or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942.

Q. How can I vote my common shares in-person at the Meeting?

A. The voting procedure for voting in-person at the Meeting varies, depending on how you hold your common shares, as follows:

Record Shareholders: Common shares held in your name as the shareholder of record may be voted on a ballot that we will provide to you at the Meeting.

Shares Held in Street Name (on NASDAQ): Common shares held beneficially in street name (on NASDAQ) may be voted on a ballot at the Meeting only if you bring (i) proof that you owned the shares in your brokerage, trustee or nominee account as of the record date, and (ii) a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Shares Held on the TASE: If you hold common shares that are traded through the TASE and you would like to vote in person at the Meeting, you must bring a proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Regardless of how you hold your common shares, even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instructions (in any of the manners described above, including electronically) so that your vote will be counted if you later decide not to attend the Meeting.

Q. Can I change or revoke my vote?

A. A shareholder submitting a proxy via mail, e-mail or fax may revoke such proxy at any time by communicating such revocation in writing to the Company or by executing and delivering a later-dated proxy (in either case, prior to the commencement of the Meeting). If your shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee.

If you originally voted through the electronic voting system, you can revoke your vote by voting through the electronic voting system on a later date (which must precede the date of the Meeting). In addition, any shareholder who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given prior to the Meeting. Any written notice revoking a proxy should be sent to Sapiens International Corporation N.V., Azrieli Center, Harokmim 18, Holon, 5885800, Israel, Attention: Corporate Secretary or via e-mail to iris.c@sapiens.com or via fax to +972-3-790-2942. If a proxy or voting instructions are not revoked, the common shares represented thereby will be voted in accordance with the proxy or other voting instructions.

Q. Is the proxy statement available electronically?

A. This proxy statement is available on our website at www.sapiens.com. In addition, we have furnished a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to the SEC that includes this proxy statement as an exhibit. You can view the Form 6-K at the SEC’s website at www.sec.gov.

Q. What happens if additional matters are presented at the Meeting?

A. Other than the proposals described in this proxy statement, we are not aware of any other business to be acted upon at the Meeting. If you sign and submit a proxy card, the persons or entities named as proxy holders, Mr. Roni Giladi and Mr. Roni Al Dor, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Meeting in accordance with their best judgment.

Q. Who will count the votes?

A. A representative of Sapiens will act as the inspector of election to tabulate the votes cast at the Meeting.

Q. Who will pay the costs of soliciting votes for the Meeting?

A. We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing these proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of these proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We will also reimburse brokerage firms, banks, and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy and solicitation materials to the beneficial owners of our common shares.

Q. Where can I find the voting results of the Meeting?

A. We expect to announce preliminary voting results at the Meeting and publish final results in a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) to be furnished to the SEC after the Meeting. You can access that Form 6-K, and all of our other reports filed with or furnished to the SEC, on our website, www.sapiens.com, or at the SEC’s website, www.sec.gov.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the Meeting, please read this proxy statement and promptly vote your shares by completing, signing, and dating your enclosed proxy or voting instruction form and returning it in the enclosed envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2019

This proxy statement is available for viewing, printing and downloading at www.sapiens.com.

You may also request a copy of the materials relating to the Meeting by contacting Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Corporate Communications at Sapiens, at (201) 250-9414 or +972 54-909-9039 or via email to yaffa.cohen-ifrah@sapiens.com.

BENEFICIAL OWNERSHIP OF COMMON SHARES

BY CERTAIN BENEFICIAL OWNERS

The following table shows information as of September 30, 2019, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding common shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 50,051,628 common shares outstanding (which excludes 2,328,296 treasury shares) as of September 30, 2019.  Except as otherwise set forth below, the street address of the beneficial owners is c/o Sapiens International Corporation N.V., Azrieli Center, 26 Harokmim St., Holon, 5885800 Israel.

	Shares Beneficially Owned
Name and Address	Number		Percent (1)
5% Shareholders
Formula Systems (1985) Ltd. 5 HaPlada Street Or Yehuda 60218, Israel	24,029,094	(2)	48.0%
Harel Insurance Investments & Financial Services Ltd. Harel House; 3 Abba Hillel Street; Ramat Gan 52118, Israel	2,543,852	(3)	5.1%
Clal Insurance Enterprises Holdings Ltd. and affiliated entities (4) 36 Raul Walenberg St. Tel Aviv 66180, Israel	3,256,099	(5)	6.5%
Officers and Directors
Roni Al Dor	1,374,781	(6)	2.7%

All directors and executive officers as a group (7 persons, including Roni Al-Dor)(7)	1,864,781	(8)	3.7%

(1)	For purposes of the above table, beneficial ownership is determined in accordance with the rules of the SEC and generally includes any common shares over which a person exercises sole or shared voting or investment power. For purposes of the above table, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2019, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The number of common shares shown as owned by Formula Systems (1985) Ltd. (“Formula”) is based on information provided to the Company by Formula as of September 30, 2019. As described in its latest Schedule 13D amendment, filed on October 19, 2017, Asseco Poland S.A. (“Asseco”), the controlling shareholder of Formula, beneficially owned, as of October 11, 2017, 5,849,819 ordinary shares of Formula, constituting 39.7% of the outstanding share capital of Formula, of which 3,877,846 ordinary shares were held directly by Asseco (over which it possessed sole voting and dispositive power), and an additional 1,971,973 ordinary shares were held by, or for the benefit of, Formula’s CEO, as to which Asseco possessed shared voting power under a shareholders agreement. As such, Asseco may be deemed the indirect beneficial owner of the 24,029,094 common shares held directly by Formula. The address of Asseco is Olchowa 14 35-322 Rzeszow, Poland.

(3)	Based on an amended Statement of Beneficial Ownership on Schedule 13G/A filed with the SEC on January 29, 2019. Of the 2,543,852 common shares reported as beneficially owned by Harel Insurance Investments & Financial Services Ltd. (“Harel”), (i) 2,417,291 common shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 34,197 common shares are held by third-party client accounts managed by subsidiaries of Harel as portfolio managers, each of which subsidiaries operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 92,364 common shares are beneficially held for Harel’s own account.. Harel does not admit beneficial ownership of more than those 92,364 common shares.

(4)	The common shares held by this shareholder and its affiliates include common shares held by (i) Clal Insurance Enterprises Holdings Ltd. (“Clal”), an affiliate of IDB Development Corporation Ltd. (“IDB”), an Israeli corporation, whose debentures are traded on the TASE, and (ii) Epsilon Investment House Ltd., or Epsilon, an indirect subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation, or Discount Investment. Mr. Eduardo Sergio Elsztain holds indirectly through companies in his control (a) 100% of the shares of IDB, and (b) 78.22% of the shares of Discount Investment. IDB holds 25.3% of the shares of Clal, of which approximately 20.3% of the shares are held by a trustee. Discount Investment holds 100% of the shares of Koor Industries Ltd. which in turn holds 68.75% of the shares of Epsilon.

(5)	Based on (i) an amended Statement of Beneficial Ownership on Schedule 13G/A filed by Clal with the SEC on February 14, 2019, and (ii) a Statement of Beneficial Ownership on Schedule 13G filed by IDB with the SEC on February 14, 2019. Consists of (a) 3,254,525 common shares held directly by Clal; and (b) 1,574 common shares held directly by Epsilon. As reported in the Schedule 13G/A filed by Clal, the 254,525 common shares held directly by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. As reported in the Schedule 13G filed by IDB, the 1,574 common shares held by Epsilon are held by portfolio management and/or mutual funds, which are managed by Epsilon and/or Epsilon Mutual Funds Management (1991) Ltd. for the accounts of third-party clients. Each of Epsilon and Epsilon Mutual Funds Management (1991) Ltd. operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts.

(6)	Includes options to purchase 450,000 common shares under our 2011 Share Incentive Plan at an exercise price ranging between $7.60 to $11.23 per share expiring no later than September 2023, which are vested or will become vested within 60 days of September 30, 2019.

(7)	Each of our directors and executive officers who is not separately identified in the above table beneficially owns less than 1% of our outstanding common shares (including options to purchase common shares held by each such party that are vested or will vest within 60 days of September 30, 2019) and has therefore not been separately identified.

(8)	Includes options to purchase 720,000 common shares at exercise prices ranging from $5.45 to $11.23 per share, expiring no later than September 2023, which are vested or will become vested within 60 days of September 30, 2019.

Proposal 1

RE-Election of Nominees to Serve on Board of Directors

Background

Articles Provisions Related to Board

Under our Articles of Association, our Board of Directors must have a minimum of three, and may have a maximum of 24, directors. Directors of our Company are elected by our general meeting of shareholders and hold office until the expiration of the term of office (if any) specified at the time of their election or otherwise subsequently imposed at a general meeting of shareholders, or until they resign or are suspended or dismissed by the general meeting of shareholders. The Board of Directors may appoint up to four directors in addition to the directors elected by the general meeting of shareholders, subject to the maximum number of directors permitted under the Articles of Association, and any such appointment shall be effective until the next general meeting of shareholders. The Board of Directors may fill any vacancies on the Board, whether as a result of the resignation or dismissal of a director, or as a result of a decision of the Board to expand the authorized size of the Board.

At the Meeting, the re-election to the Board of Directors of the Company of each of Guy Bernstein, Roni Al Dor, Eyal Ben-Chlouche, Yacov Elinav, Uzi Netanel, and Naamit Salomon for a term lasting until the next annual general meeting of shareholders of the Company, and until the election and qualification of his or her successor (or until his or her earlier death, resignation, retirement or removal, as applicable), will be proposed for approval by our shareholders.

Biographical Information for the Director Nominees

Please consider the following information regarding the nominees:

Guy Bernstein has served as a director of the Company since January 1, 2007 and was appointed Chairman of the Board of Directors on November 12, 2009. Mr. Bernstein has served as the chief executive officer of Formula, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. He also served as a director of Emblaze from April 2004 until November 2010. Prior to joining Emblaze, Mr. Bernstein served as Chief Financial and Operations Officer of Magic Software, a position he held since 1999. Mr. Bernstein joined Magic Software from Kost Forer Gabbay & Kasierer, a member of EY Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein also serves as Chief Executive Officer of Magic Software and Chairman of the Board of Matrix IT Ltd. Mr. Bernstein is a Certified Licensed Public Accountant and holds a BA in Accounting and Economics from Tel Aviv University.

Roni Al Dor joined the Company as President and Chief Executive Officer in November 2005 and has served as a director of the Company since November 2005. Prior to joining the Company, Mr. Al Dor was one of the two founders of TTI Team Telecom International Ltd., or TTI, a global supplier of operations support systems to communications service providers and from August 1996 until 2004, Mr. Al Dor served as President of TTI. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Eyal Ben-Chlouche has served as a director of the Company since August 15, 2008, Mr. Ben-Chlouche served as the Commissioner of Capital Market Insurance and Savings at the Israeli Ministry of Finance from 2002 through 2005, where he was responsible for implementation of fundamental reforms in pension savings. Prior to that, he served as a Deputy Commissioner of Capital Market Insurance and Savings and as a Senior Foreign Exchange and Investment Manager in the Foreign Exchange Department of the Bank of Israel.  He also served as an Investment Officer in the Foreign Exchange Department of the Bank of England, in London. Mr. Ben-Chlouche served as Chairman of the Board of Directors of the Shahar Group, Chairman of the Advisory Board of Directors of the Shekel Group until the end of 2007 and serves as a director of Matrix IT Ltd. and Migdal Holding Ltd. Mr. Ben-Chlouche also serves on the Board of Directors of several other private companies. Mr. Ben-Chlouche also serves as Chairman of the Advisory Board of the Caesarea Center for Capital Markets and Risk Management. In 2005, Mr. Ben-Chlouche served as a member of the Bachar Committee on Capital Market Reform in Israel. Mr. Ben-Chlouche is an independent director.

Yacov Elinav has served as a director of the Company since March 2005. For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  From 1992 through 2006, Mr. Elinav served as Chairman of the Board of Directors of Diur B.P. Ltd., the real estate subsidiary of Bank Hapoalim. From August 2004 until 2009, Mr. Elinav served as Chairman of the Board of Directors of DS Securities and Investments, Ltd. From August 2004 through 2008, Mr. Elinav served as Chairman of the Board of Directors of DS Provident Funds Ltd., and from 2010 until August 2015, served as Chairman of the Board of Directors of Golden Pages Ltd.. Mr. Elinav also serves on the Board of Directors of several other public and private companies. Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as chairman of the Board of Directors of Maccabi Enterprise Development & Management Ltd. since 2005, and as a director of Maccabi Health Services since 2005. He previously served as Chairman of Maccabi Group Holdings Ltd., from 2005 through 2011. From 2004 through 2007, Mr. Netanel served as Chairman of Board of Directors of M.L.L Software & Computers, and from 2000 through 2011 served as a director of Bazan and Carmel Olephine. From 2001 through 2003, Mr. Netanel served as partner in the FIMI Opportunity Fund. From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. From 2005 through 2014, he served as director of Maman Group and from 2012 through 2014, he served as director of Gadot Biochemicals. Mr. Netanel also serves on the Board of Directors of Acme Trading, Assuta Health Centers and Dorcel (B.A.Z.) Ltd. Mr. Netanel is an independent director.

Naamit Salomon has served as a director of the Company since September 2003. She held the position of Chief Financial Officer of Formula from August 1997 until December 2009. Since January 2010 Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Magic. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a BA in economics and business administration from Ben Gurion University and an LL.M. from the Bar-Ilan University.

Sapiens’ Corporate Governance Practices

As a foreign private issuer, we have elected to follow our home country practice in lieu of the requirements of NASDAQ Listing Rules 5605(b), (d) and (e), which generally require the following for a domestic U.S. company whose shares are listed on NASDAQ:

●	The majority of a company’s board of directors must qualify as independent directors, as defined under NASDAQ Listing Rule 5605(a)(2), and the independent directors must have regularly scheduled meetings at which only independent directors are present.

●	The compensation of the chief executive officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors (subject to limited exceptions).

●	Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors (subject to limited exceptions).

Director Independence

Each of our director nominees, other than Messrs. Bernstein and Al Dor, has been affirmatively determined by our Board of Directors to be an “independent director,” within the meaning of NASDAQ Listing Rule 5605(a)(2).

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Guy Bernstein as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“FURTHER RESOLVED, that the re-election of Mr. Roni Al Dor as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(c)	“FURTHER RESOLVED, that the re-election of Mr. Eyal Ben-Chelouche as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(d)	“FURTHER RESOLVED, that the re-election of Mr. Yacov Elinav as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(e)	“FURTHER RESOLVED, that the re-election of Mr. Uzi Netanel as a director of Sapiens International Corporation N.V., until the next annual general meeting of shareholders and until the due election and qualification of his successor, be, and hereby is, approved in all respects”; and

(f)	“FURTHER RESOLVED, that the re-election of Ms. Naamit Salomon as a director of Sapiens International Corporation N.V. until the next annual general meeting of shareholders and until the due election and qualification of her successor; be, and hereby is, approved in all respects.”

Required Majority

A majority of the votes cast (excluding abstentions and broker non-votes) is required for the re-election of each nominee to the Board of Directors pursuant to Proposal 1.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each of the above-listed nominees to the Board of Directors.

Proposal 2

Approval of 2018 Annual Financial Statements

Background

At the Meeting, the Company’s Consolidated Balance Sheets as of December 31, 2018 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2018 will be made available for inspection by, and submitted for the approval of, our shareholders, pursuant to our Articles of Association. Those financial statements were audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our independent public accountants for the year ended December 31, 2018, and appear in our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC on March 27, 2019.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting pursuant to Proposal 2:

“RESOLVED, that the Company’s Consolidated Balance Sheets as of December 31, 2018 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2018, which have been made available for inspection by the Company’s shareholders, be, and the same hereby are, approved in all respects.”

Required Majority

A majority of the votes cast (excluding abstentions and broker non-votes) is required for the approval and adoption of our 2018 financial statements pursuant to Proposal 2.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Company’s financial statements for the year ended December 31, 2018.

Proposal 3

REAppointment of Auditors

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), our independent public accountants for the year ended December 31, 2018, has been selected by our Board of Directors to audit the accounts of the Company once again for the year ending December 31, 2019. At the Meeting, the shareholders will be requested to approve that reappointment, as well as to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to Proposal 3:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, reappointed as the independent auditors of the Company for the fiscal year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders”; and

“FURTHER RESOLVED, that the Company’s Board of Directors or its Audit Committee (upon delegation by the Board of Directors) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Majority

A majority of the votes cast (excluding abstentions and broker non-votes) is required for the approval of the reappointment of Kost Forer as independent public accountants to audit the accounts of the Company for the year ending December 31, 2019 and to authorize the Board of Directors of the Company to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the reappointment of Kost Forer and the authorization of the Board of Directors to fix Kost Forer’s remuneration in accordance with the volume and nature of its services, or to delegate to the Audit Committee of the Board of Directors to do so.

PRESENTATION OF ANNUAL REPORT

In addition to the foregoing formal proposals, at the Meeting, the Board of Directors will present its annual report on the management of the business of the Company for the year ended December 31, 2018. We will hold a discussion with respect to that presentation. That discussion will not require or otherwise involve a vote of our shareholders.

ADDITIONAL INFORMATION

We file and furnish reports and other information with or to the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy that information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public via commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

Our Annual Report on Form 20-F for the year ended December 31, 2018, which we filed with the SEC pursuant to the Exchange Act on March 27, 2019, contains a detailed description of our business, financial results for 2018 and various other matters, and furthermore includes our 2018 audited, consolidated year-end financial statements. You are encouraged to read that Annual Report, a copy of which is available at www.sec.gov and at our website, www.sapiens.com. The contents of our website are not a part of this proxy statement.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Roni Al Dor
Director, President and Chief Executive Officer

October 10, 2019